UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Clarification Disclosure regarding Rumor or Media Report(Unconfirmed)

This public disclosure is provided to clarify the report titled “South Korea to merge five power generators, combine oil and gas firms in sweeping energy overhaul” published by The Herald Business and other media outlets on September 3, 2026.

On September 3, 2026, the Korean Government announced the “Plan for Functional Reform of Public Institutions,” which includes a proposal to merge five power generation subsidiaries of Korea Electric Power Corporation into a single entity.

We will re-disclose matters when specific details are determined in the future, or within one month from today.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: September 3, 2026